Exhibit (d)(21)(ii)

BRIGHTHOUSE FUNDS TRUST I

AMENDMENT NO. 2 TO THE INVESTMENT ADVISORY AGREEMENT

(Invesco Comstock Portfolio)

This Amendment No. 2 to the Investment Advisory Agreement dated August 4, 2017 (the “Agreement”), by and between Brighthouse Investment Advisers, LLC (the “Adviser”) and Invesco Advisers, Inc. (the “Subadviser”), with respect to the Invesco Comstock Portfolio, a series of the Brighthouse Funds Trust I, is entered into effective as of March 1, 2023.

WHEREAS the Agreement provides for the Subadviser to provide certain investment advisory services to the Adviser, for which the Subadviser is to receive agreed-upon fees; and

WHEREAS the Adviser and the Subadviser desire to make certain changes to the Agreement;

NOW, THEREFORE, for good and valuable consideration, the receipt of which is acknowledged, the Adviser and the Subadviser hereby agree that the Agreement is amended as follows:

1. Effective as of March 1, 2023, Schedule A is amended to read as follows:

Percentage of average daily net assets

Invesco Comstock Portfolio	0.350% on the first $500 million;
0.300% on the next $500 million;
0.250% on the next $1 billion; and
0.225% on assets over $2 billion

For the purpose of calculating the sub-advisory fee for the portfolios for which the Adviser allocates investment advisory services to the Subadviser, which currently include the Invesco Balanced-Risk Allocation Portfolio, Invesco Comstock Portfolio, Invesco Small Cap Growth Portfolio, and the Invesco Global Equity Portfolio (collectively, with the intent to include any portfolios for which the Adviser allocates investment advisory services to the Subadviser at any given point in time, the “Invesco Subadvised Portfolios”), the Subadviser applies the following fee discount to the fee computed under the schedule above based on the average daily aggregate net assets of the Invesco Subadvised Portfolios when the amount of aggregate assets in the Invesco Subadvised Portfolios is $2.5 billion or higher: 1.5% fee reduction for assets between $0 billion and $2.5 billion, 3.0% fee reduction for assets between $2.5 billion and $5 billion, 5.0% fee reduction for assets between $5 billion and $7.5 billion, 7.5% fee reduction for assets between $7.5 billion and $10 billion, and 10% fee reduction for assets greater than $10 billion. When the amount of aggregate assets in the Invesco Subadvised Portfolios is less than $2.5 billion, the foregoing fee discount does not apply.

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be entered into effective as of March 1, 2023.

BRIGHTHOUSE INVESTMENT ADVISERS, LLC		INVESCO ADVISERS, INC.

By:	/s/ Kristi Slavin	By:	/s/ Nicole Filingeri

Name:	Kristi Slavin	Name:	Nicole Filingeri

Title:	President	Title:	Vice President